SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Group's 100% Owned Subsidiary Granted Local Telephony License dated February 6, 2007.

                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold Group's 100% Owned Subsidiary Granted Local Telephony License

Tuesday February 6, 5:21 am ET

Intends Immediate Launch of New Services

PETACH TIKVA, Israel, February 6 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD; TASE: IGLD) today announced that its fully-owned subsidiary (through Smile.Communications Ltd), 012 Golden Lines Ltd., has been granted a permanent license by Israel's Ministry of Communications to provide local telephony services based on VOB (Voice over Broadband) technology under the prefix 072. 012 Golden Lines is the first operator in Israel to receive a VOB permanent license.

012 Golden Lines intends to roll out the expanded services immediately, and to initiate a marketing campaign aimed at rapid penetration of both residential and business customers. Its goal is to achieve an appreciable share of Israel's lucrative local telephony market, which in 2005 was estimated at a value of NIS
5.3 billion or $1.2 billion.

012 Golden Lines has been a subsidiary of Smile.Communications since the fourth quarter of 2006, when Smile.Communications, a fully owned subsidiary of Internet Gold, finished its acquisition of 100% of its shares, and recently initiated the transfer of Internet Gold's Internet access and international telephony activities to Smile.Communications and the merger of 012 Golden Line's operations with those of Smile.Communications. As such, the expanded local telephony services will be operated by the merged company, Smile.Communications.

"We are very excited by the Ministry's courageous decision, a move which allows us to launch nationwide local telephony services after two years of waiting," said Mrs. Stella Handler, CEO of Smile.Communications. "In rolling out our new services, we will take advantage of 012 Golden Lines' extensive local telephony experience, and combine it with the merged Smile.Communications' proven marketing know-how. With high quality services and the right marketing strategy, we believe we will succeed in achieving rapid penetration of a market looking for value, making our local telephony a significant source of new revenues with the power to drive our results to the next level."

For the past two years, 012 Golden Lines has operated local Voice over Broadband telephone services on a limited basis under a temporary experimental license. It currently has deployed local telephony services in approximately 13,000 households.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

    For further information, please contact:
    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 6, 2007